SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Half-year Report - Part 2 of 4

Part 2 of 4

Operating capital generation: Solvency II basis

6 months 2016 £bn
United Kingdom & Ireland Life	0.7
United Kingdom & Ireland General Insurance & Health	0.1
Europe	0.6
Canada	0.1
Asia and Other	(0.3)
Total	1.2

Operating profit before tax: IFRS basis

	6 months 2016 £m	6 months 2015 £m	Sterling % change
Life business	1,226	1,021	20%
General insurance and health	334	422	(21)%
Fund management	49	33	48%
Other*	(284)	(306)	7%
Total[1]	1,325	1,170	13%

Operating earnings per share[1] **	22.4p	22.1p	1%
*    Includes other operations, corporate centre costs and group debt and other interest costs.
**  Net of tax, non-controlling interests, preference dividends, coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax).

Expenses

	6 months 2016 £m	6 months 2015 £m	Sterling % change
Operating expenses	1,696	1,498	13%
Integration & restructuring costs	105	172	(39)%
Expense base	1,801	1,670	8%

Operating expense ratio	53.4%	52.8%	0.6pp

Value of new business: MCEV basis

	6 months 2016 £m	6 months 2015 £m	Sterling % change[2]	Constant currency % change[2]
United Kingdom & Ireland	280	260	8%	8%
France	103	98	6%	(1)%
Poland[3]	27	30	(9)%	(11)%
Italy	71	39	82%	71%
Spain	16	13	29%	22%
Turkey	12	12	(6)%	-
Asia	61	76	(20)%	(23)%
Aviva Investors	13	6	106%	106%
Value of new business	583	534	9%	7%

General insurance combined operating ratio

	6 months 2016	6 months 2015	Change
United Kingdom & Ireland	95.4%	93.2%	2.2pp
Europe	96.7%	94.3%	2.4pp
Canada	95.8%	91.9%	3.9pp
General insurance combined operating ratio	96.2%	93.1%	3.1pp

IFRS profit after tax

	6 months 2016 £m	6 months 2015 £m	Sterling % change
IFRS profit after tax[1]	201	545	(63)%
Basic earnings per share[1]	2.5p	12.8p	(80)%

Interim dividend

	6 months 2016	6 months 2015	Sterling % change
Interim dividend per share	7.42p	6.75p	10%

Capital position

	30 June 2016	31 December 2015	Sterling % change
Estimated Solvency II cover ratio[4,5]	174%	180%	(6.0)pp
Estimated Solvency II surplus[5]	£9.5bn	£9.7bn	(2)%
IFRS net asset value per share (restated)[6]	412p	390p	6%
1    Refer to 'Financial supplement' for the reconciliation of Group operating profit to profit after tax - IFRS basis and refer to B7 - Earnings per share for a reconciliation of operating earnings per share to basic earnings per share.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Poland includes Lithuania.
4    The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion
              (FY15: £0.7 billion) - these exclusions have no impact on Solvency II surplus.
5    The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.
6    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

1.i - Cash remitted to Group

The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for HY16 were £752 million (HY15: £495 million) including dividends and interest remitted on internal loans.

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
United Kingdom & Ireland Life	577	287	667
United Kingdom & Ireland General Insurance & Health[1]	-	-	358
France	22	98	252
Poland	136	81	81
Italy	-	-	45
Spain	8	3	49
Other Europe	3	4	4
Europe	169	186	431
Canada[2]	4	2	6
Asia	-	-	21
Other[3]	2	20	24
Total[4]	752	495	1,507
1    FY15 cash remittances include £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity.
2    In FY15, CAD$230 million in respect of 2015 activity was retained at the Canadian holding company in order to part-fund the RBC General Insurance Company acquisition.
3    Other includes Aviva Investors and Group Reinsurance.
4    Cash remittances are amounts paid by our operating businesses to the Group, comprising dividends and interest on internal loans. These amounts are eliminated on consolidation and are hence not directly reconcilable to the Group's IFRS condensed statement of cash flows.

The increase in cash remitted to Group is primarily driven by UK Life's contribution of £577 million (HY15: £287 million). No dividends were received by the Group from Friends UK in HY15 as a result of a £150 million remittance paid to its holding company prior to the Group's acquisition of the Friends Life business. Poland's dividend increased to £136 million (HY15: £81 million) as a result of a legal entity restructuring deferring the timing of remittance for part of the HY15 Polish dividend until 2016. We currently expect to receive cash remittances from France and Aviva Investors in the second half of the year.
We will report excess centre cash flow annually following receipt of all cash remittances. Excess centre cash flow represents cash remitted by business units to the Group centre less central operating expenses and debt financing costs. It is an important measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections.

1.ii - Operating capital generation: Solvency II basis
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our "cash flow plus growth" investment thesis.
Solvency II operating capital generation was £1.2 billion during HY16, incorporating £1.5 billion from our operating business units, net of £0.3 billion of debt and corporate centre costs.

6 months 2016 £bn
United Kingdom & Ireland Life	0.7
United Kingdom & Ireland General Insurance & Health	0.1
Europe	0.6
Canada	0.1
Asia and Other[1]	(0.3)
Total Group SII operating capital generation[2]	1.2
1    Other primarily relates to Group centre costs.
2    As reported in the movement in Group Solvency II surplus disclosure in Note 8iv.

Operating capital generation (OCG) was previously calculated on a MCEV basis for long-term covered business and an adjusted IFRS basis for other business.
Following the introduction of the Solvency II regime on 1 January 2016, OCG is now reported on a Solvency II basis for all business. OCG is the Solvency II surplus movement in the period due to operating items including new business contribution, expected investment returns on existing business and management actions. It excludes economic variances, economic assumption changes and integration and restructuring costs which are included in non-operating capital generation. The expected investment returns are consistent with the returns used in IFRS (as set out in notes A4 and A5 in the financial supplement). This is the first time the disclosure has been calculated on a Solvency II basis and no prior period comparatives are available for 30 June 2015 or 31 December 2015. Total Group OCG is a component of the movement in Group Solvency II surplus over the period as set out in Note 8.iv and is not reconcilable to IFRS.
Our principal source of liquidity is cash remittances in the form of dividends and debt interest receipts from our businesses. OCG measures the amount of Solvency II capital the Group generates from operating activities. Capital generated adds to the Solvency II surplus which can be used to fund business unit remittances and, in turn, the group dividend as well as for investment in initiatives that provide potential future growth.

2 - Operating Profit: IFRS basis
Group operating profit before tax: IFRS basis
For the six month period ended 30 June 2016

	6 months 2016 £m	6 months 2015 £m	Restated[1] Full Year 2015 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	711	569	1,455
France	212	195	395
Poland	60	63	129
Italy	74	65	139
Spain	47	43	92
Turkey	2	6	11
Europe	395	372	766
Asia	118	79	244
Other	2	1	(23)
Total life business (note 7.i)	1,226	1,021	2,442
General insurance and health
United Kingdom & Ireland[2]	231	239	430
Europe	35	59	114
Canada	88	131	214
Asia	(6)	(4)	(6)
Other	(14)	(3)	13
Total general insurance and health[2] (note 7.ii)	334	422	765
Fund management
Aviva Investors	49	32	105
Asia	-	1	1
Total fund management	49	33	106
Other
Other operations (note A1)	(49)	(57)	(84)
Market operating profit[2]	1,560	1,419	3,229
Corporate centre (note A2)	(80)	(79)	(180)
Group debt costs and other interest (note A3)	(155)	(170)	(361)
Operating profit before tax attributable to shareholders' profits[2]	1,325	1,170	2,688
Tax attributable to shareholders' profit	(323)	(304)	(603)
Non-controlling interests	(67)	(82)	(152)
Preference dividends and other[3]	(30)	(23)	(74)
Operating profit attributable to ordinary shareholders[2]	905	761	1,859

Operating earnings per share[2,4]	22.4p	22.1p	49.7p
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31
      December 2015 of £38 million. See note B2 for further details.
2    FY15 excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
3    Other includes coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax).
4    Net of tax, non-controlling interests, preference dividends, coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax). The calculation of earnings per share uses a weighted average of 4,046 million (HY15: 3,437 million; FY15: 3,741 million) ordinary shares in issue, after deducting treasury shares.

Overall operating profit increased to £1,325 million (HY15: £1,170 million). This reflects 6 months contribution from the Friends Life business compared to 3 months in the prior period and includes a favourable impact from foreign exchange movements of £24 million.
The life business result increased to £1,226 million (HY15: £1,021 million) mainly reflecting the additional 3 months contribution from the Friends Life business. UK Life operating profit includes a net benefit of £84 million including a c.£30 million benefit that is expected to recur (HY15: £50 million) from various net reserve and other movements. Excluding these items and allowing for the additional contribution from Friends UK in Q1 2015 on a comparable Aviva basis, UK Life have delivered low to mid-single digit growth in life operating profit. In Europe, life operating profit remained broadly stable on a constant currency basis with growth in Italy offset by the adverse impacts of a new regulatory levy in Poland and lower profits in Turkey.
The general insurance and health business result decreased to £334 million (HY15: £422 million), down 22% on a constant currency basis. Within this total LTIR reduced to £171 million (HY15: £205 million), with £22 million of this decrease due to the lower balance on the UKGI internal loan which is neutral at an overall Group level, while the remainder mainly reflects lower investment yields.  The underwriting result was £165 million (HY15: £222 million), mainly due to adverse weather experience in France, the fires experienced in Alberta, Canada, and the adverse impact of the new Flood Re levy in UKGI partly offset by favourable prior year development in the UK.
Higher fund management operating profit of £49 million (HY15: £33 million) mainly reflects higher management fees due to increased funds under management, partly offset by investment to support the development of the business.
Operating earnings per share remained broadly stable at 22.4p (HY15: 22.1p).

3 - Expenses
a) Expenses

	6 months 2016 £m	6 months 2015 £m
United Kingdom & Ireland Life	439	369
United Kingdom & Ireland General Insurance & Health	372	364
Europe	318	267
Canada	167	158
Asia	88	65
Aviva Investors	192	169
Other Group activities	120	106
Operating cost base	1,696	1,498
Integration & restructuring costs[3]	105	172
Expense base	1,801	1,670

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:

	6 months 2016 £m	6 months 2015 £m
Claims handling costs[1]	139	170
Non-commission acquisition costs[2]	423	480
Other expenses[3]	1,134	848
Operating cost base	1,696	1,498
1    As reported within net claims and benefits paid of £11,453 million (HY15: £10,402 million).
2    As reported within fee and commission expense of £1,654 million (HY15: £1,933 million).
3    As reported within other expenses of £2,071 million (HY15: £1,062 million).

Overall operating expenses for HY16 were £1,696 million (HY15: £1,498 million). This includes an adverse impact from foreign exchange movements of £23 million and reflects 6 months contribution from the Friends Life business compared to 3 months in the prior period.
Excluding these items, operating expenses increased as savings in the UK businesses were partly offset by new regulatory levies in UKGI and Poland and investment to support business growth, mainly in Aviva Investors, France and Canada.
In UK and Ireland Life, operating expenses were £439 million (HY15: £369 million). The increase is primarily driven by the additional 3 months contribution for Friends UK. Excluding this, UK Life's operating expenses have decreased mainly due to integration savings.
In UK & Ireland GI operating expenses were £372 million (HY15: £364 million) and increased mainly due to the impact of the Flood Re levy, partly offset by expense savings reflecting the continued focus on cost control.
Total operating expenses of our European markets were £318 million (HY15: £267 million), an increase of 12% on a constant currency basis, primarily driven by investment to grow the business in France and Italy, and the impact of a new regulatory asset levy effective from 1 February 2016 and additional expenses as a result of the acquisition of Expander (in July 2015) in Poland. In Canada, operating expenses were £167 million (HY15: £158 million) as a result of the continued investment in business growth.
Total operating expenses for Asia were £88 million (HY15: £65 million) mainly reflecting the additional 3 months contribution from Friends Provident International ("FPI"), together with investment to support business growth.
In Aviva Investors, operating expenses increased to £192 million (HY15: £169 million), mainly due to higher expenses incurred to support the growth and further development of the business.
Other Group activities, which include Group centre costs, were £120 million (HY15: £106 million). This includes centre costs relating to Friends Life and increased spending on digital initiatives across the Group.
Integration and restructuring costs were £105 million (HY15: £172 million) and mainly include integration spend relating to the acquisition of the Friends Life business, and £17 million (HY15: £46 million) of Solvency II project costs.

b) Operating expense ratios

	6 months 2016	6 months 2015
Life[1]	35.5%	33.9%
General insurance[2]	13.8%	14.1%
Health[2]	13.3%	12.3%
Fund management[3]	13bps	13bps
Group total[4]	53.4%	52.8%
1    Life non-commission acquisition and administration expenses gross of DAC on new business expressed as a percentage of Life operating income.
2    Written expenses including claims handling costs expressed as a percentage of net written premiums.
3    Aviva Investors' operating expenses expressed as a percentage of average funds under management.
4    Group operating expenses expressed as a percentage of operating profit before operating expenses and group debt costs.

4 - Value of new business
a) Value of new business by market (MCEV basis)

Gross of tax and non-controlling interests	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
United Kingdom	269	253	609
Ireland	11	7	16
United Kingdom & Ireland	280	260	625
France	103	98	198
Poland	27	30	65
Italy	71	39	79
Spain	16	13	31
Turkey	12	12	27
Europe	229	192	400
Asia	61	76	151
Aviva Investors	13	6	16
Total value of new business	583	534	1,192
The Group's value of new business1 (VNB) increased to £583 million (HY15: £534 million), up 7% on a constant currency basis, primarily driven by a strong performance in Italy and the contribution of 6 months VNB for the Friends Life business compared to 3 months in the prior period, partly offset by reductions in Asia.
In the UK, VNB was £269 million (HY15: £253 million). Within this result, there was the benefit of an additional 3 months contribution from Friends UK. Higher sales on pensions and improved volumes and margins on individual annuities have been broadly offset by lower volumes in bulk purchase annuities and equity release business. In Ireland, VNB improved 58%2 as a result of higher sales and margins on individual annuities and higher pension volumes, partially offset by reduced margins on protection business.
VNB in Europe increased 14%2 largely driven by a strong performance in Italy. VNB in France remained broadly stable2 as higher protection and with-profits sales were offset by lower unit-linked volumes, as a result of lower demand for equity-linked products in the market. In Poland3, VNB decreased by 11%2 mainly due to the impact of a new regulatory asset levy impacting banking and insurance companies together with lower unit-linked volumes, partly offset by higher sales on protection business. VNB in Italy was up by 71%2 mainly driven by strong volumes and improved margins on with-profits products, together with an improved business mix on protection business. In Spain, VNB increased by 22%2 mainly driven by an improved business mix within protection business. Turkey's VNB remained broadly stable as lower pension volumes were offset by improved margins.
In Asia, VNB decreased to £61 million (HY15: £76 million), mainly reflecting the discontinuation of the Group's bancassurance agreement with DBS Bank Ltd on 31 December 2015.
VNB in Aviva Investors was £13 million (HY15: £6 million) due mainly to higher sales in the Aviva Investors Multi Strategy (AIMS) fund range.

b) Reconciliation of Group MCEV VNB to adjusted Solvency II VNB
Following the introduction of Solvency II, the new prudential regulatory framework that came into force on 1 January 2016, the Group has calculated VNB on an adjusted Solvency II basis in addition to MCEV VNB.
Adjusted Solvency II VNB reflects Solvency II assumptions and allowance for risk and is defined as the increase in Solvency II Own Funds resulting from business written in the period, adjusted to:
●Include business in MCEV VNB which is not included in the Solvency II valuation (e.g. UK and Asia Healthcare business and the UK Equity release business);
●Remove the impact of contract boundaries; and
●Include look through profits in service companies (where not included in Solvency II).

A reconciliation between MCEV VNB and adjusted Solvency II VNB is provided below. This is the first time this information has been calculated and no prior period comparatives are available for 30 June 2015 or 31 December 2015.

6 months 2016	UK & Ireland £m	Europe £m	Asia £m	Aviva Investors £m	Group £m
MCEV VNB (gross of tax and non-controlling interests)	280	229	61	13	583
Remove MCEV CNHR/frictional costs[4]	30	34	14	-	78
Include Solvency II risk margin	(111)	(66)	(23)	(1)	(201)
Total risk adjustments	(81)	(32)	(9)	(1)	(123)
Difference in economic assumptions	6	(9)	(9)	-	(12)
Adjusted Solvency II VNB (gross of tax and non-controlling interests)	205	188	43	12	448

1    The trend analysis of VNB and present value of new business premiums (PVNBP) is included in the financial supplement, section E: VNB & sales analysis.
2    On a constant currency basis.
3    Poland includes Lithuania.
4    CNHR is the Cost of Non-Hedgeable Risks.

5 - General insurance combined operating ratio (COR)1

	Net written premiums			Claims ratio[4]			Commission and expense ratio[5]			Combined operating ratio[6]
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
United Kingdom[2,3]	2,001	1,851	3,685	60.5	62.0	64.7	35.4	31.2	30.4	95.9	93.2	95.1
Ireland	179	134	282	62.3	65.5	67.9	27.7	28.0	26.7	90.0	93.5	94.6
United Kingdom & Ireland	2,180	1,985	3,967	60.6	62.2	64.9	34.8	31.0	30.1	95.4	93.2	95.0
Europe	757	674	1,200	68.5	67.4	66.2	28.2	26.9	29.2	96.7	94.3	95.4
Canada	1,049	1,013	1,992	64.6	60.9	63.3	31.2	31.0	30.5	95.8	91.9	93.8
Asia	5	6	12	66.9	71.6	62.6	43.8	39.3	39.0	110.7	110.9	101.6
Total[3,7]	3,991	3,678	7,171	63.5	62.8	64.5	32.7	30.3	30.1	96.2	93.1	94.6
1    Please refer to '7ii --- General insurance and health' for further analysis of the components of COR.
2    United Kingdom excluding Aviva Re and agencies in run-off.
3    Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
4    Claims ratio: incurred claims expressed as a percentage of net earned premiums.
5    Commission and Expense ratio: written commissions and expenses expressed as a percentage of net written premiums.
6    Combined operating ratio: aggregate of claims ratio and commission and expense ratio.
7    Includes Aviva Re.

Group combined operating ratio (COR) for the period was 96.2% (HY15: 93.1%) mainly due to a higher commission and expense ratio in the UK and Europe, adverse weather experience in France and the Alberta forest fires in Canada partly offset by favourable prior year development in the UK.
In the UK, GI COR was 95.9% (HY15: 93.2%), driven by a higher commission and expense ratio, partly offset by an improved claims ratio. The higher commission and expense ratio of 35.4% (HY15: 31.2%) resulted from the impact of the new Flood Re levy and a higher commission ratio mainly due to new deal commission strain on the new partnership agreement with Homeserve which will mitigate as premiums earn through, partly offset by expense savings. The claims ratio improved to 60.5% (HY15: 62.0%) primarily due to favourable prior year development, partly offset by less favourable weather experience. In Ireland GI COR improved to 90.0% (HY15: 93.5%), mainly due to an improved claims ratio reflecting higher prior year reserve releases.
Europe's GI COR was 96.7% (HY15: 94.3%) reflecting a deterioration in both the claims and commission and expense ratios. The claims ratio worsened by 1.1pp to 68.5% (HY15: 67.4%) mainly driven by adverse weather experience, primarily in France. The commission and expense ratio was impacted by investment to grow the business in France and Italy.
In Canada, GI COR was 95.8% (HY15: 91.9%), primarily driven by a higher claims ratio mainly due to the forest fires in Alberta contributing a £27 million adverse impact on net claims incurred and less favourable prior year development. The commission and expense ratio was broadly in line with the prior period.
We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at an appropriate level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In HY16 we have had a positive prior year development in our GI & Health business, benefitting operating profit by £57 million (HY15: £74 million benefit to operating profit) as higher releases in the UK and Ireland were offset by lower releases mainly in Canada.

Underlying combined operating ratio

	UK & Ireland		Europe		Canada		Total
	6 months 2016%	6 months 2015%	6 months 2016%	6 months 2015%	6 months 2016%	6 months 2015%	6 months 2016%	6 months 2015%
Underlying claims ratio[1]	64.5	66.2	66.5	70.4	67.5	66.7	65.7	67.0
Prior year reserve strengthening/(release)[2]	(1.5)	(0.5)	(0.7)	(1.5)	(3.8)	(5.8)	(1.6)	(2.1)
Weather over/(under) long term average[3]	(2.4)	(3.5)	2.7	(1.5)	0.9	-	(0.6)	(2.1)
Claims ratio	60.6	62.2	68.5	67.4	64.6	60.9	63.5	62.8
Commission and expense ratio[4]	34.8	31.0	28.2	26.9	31.2	31.0	32.7	30.3
Combined operating ratio	95.4	93.2	96.7	94.3	95.8	91.9	96.2	93.1
1    Underlying claims ratio represents the claims ratio adjusted to exclude prior year claims development and weather variations vs. expectations, gross of the impact of profit sharing arrangements.
2    Prior year reserve strengthening/(release) represents the changes in the ultimate cost of the claims incurred in prior years, gross of the impact of profit sharing arrangements.
3    Weather over/(under) long term average represents the difference between the reported net incurred cost of general insurance claims that have occurred as a result of weather events and the equivalent long term average expected net costs, gross of the impact of profit sharing arrangements.
4    Commission and expense ratio includes the impact of profit sharing arrangements.

Group underlying claims ratio for the period improved by 1.3pp to 65.7% (HY15: 67.0%) driven by UK & Ireland GI and Europe, partly offset by a deterioration in Canada. In UK & Ireland GI, the improvement of 1.7pp to 64.5% (HY15: 66.2%) was driven by favourable underlying claims experience mainly driven by underwriting actions. In Europe the improvement of 3.9pp to 66.5% (HY15: 70.4%) was largely driven by rating actions and more favourable large loss experience. In Canada the underlying claims ratio was impacted by higher claims severity, partly offset by lower claims frequency.

6.i - United Kingdom and Ireland Life

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group	577	287	667
Life operating profit: IFRS basis (restated)[1]	711	569	1,455
Expenses
Operating expenses	439	369	815
Integration and restructuring costs	61	86	215
	500	455	1,030
Value of new business	280	260	625
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31
    December 2015 of £38 million. See note B2 for further details.

Cash
During the first half of 2016, the cash remitted to Group was £577 million (HY15: £287 million). No dividends were received by the Group in HY15 from Friends UK as a result of a £150 million remittance paid to its holding company prior to the Group's acquisition of the Friends Life business.

Operating profit: IFRS basis
UK and Ireland life operating profit for HY16 increased to £711 million (HY15: £569 million).
UK Life operating profit was £699 million (HY15: £555 million), with the increase mainly due to the benefit of an additional 3 months contribution from Friends UK compared to the prior period.
Within the HY16 result there is a £26 million non-recurring benefit from various net reserve movements (including a £63 million benefit in relation to annuitant mortality assumption changes), a £28 million benefit from DAC, net of amortisation over the period, following a change in estimate related to DAC recoverability and a c.£30 million benefit (that is expected to recur) which includes increased spread margins following a refinement to reflect a lower expected cost of credit defaults in operating profit.
HY15 included a non-recurring benefit of £50 million, including £22 million in relation to expense reserve releases following property restructuring.
Excluding the items above and allowing for the additional contribution from Friends UK in Q1 2015 on a comparable Aviva basis, UK Life have delivered low to mid-single digit growth in life operating profit. Operating profit grew due to the realisation of integration synergies, improved asset mix on annuities and positive momentum in protection sales. This was partially offset by a 27% reduction in annuity sales, with higher individual annuity volumes overshadowed by a decline in bulk annuity sales as we maintained our pricing discipline in this market.
In Ireland, life operating profit decreased to £12 million (HY15: £14 million).

Expenses
Overall UK operating expenses increased to £418 million (HY15: £354 million) driven by the additional 3 months contribution for Friends UK. Excluding this, UK Life's expenses have decreased due to integration savings.
Integration and restructuring costs have decreased to £61 million (HY15: £82 million) primarily due to lower integration spend relating to the acquisition of the Friends Life business and lower Solvency II project costs.
Ireland operating expenses increased to £21 million (HY15: £15 million). Integration and restructuring costs incurred during the period were nil (HY15: £4 million).

Value of new business (MCEV Basis)
Value of new business (VNB) was £280 million (HY15: £260 million).
In the UK, VNB was £269 million (HY15: £253 million). Within this result, there was an additional 3 months contribution from Friends UK. Higher sales on pensions and improved volumes and margins on individual annuities have been broadly offset by lower sales in bulk purchase annuities and equity release business. In Ireland VNB improved
58% on a constant currency basis as a result of higher sales and margins on individual annuities and higher pension volumes, partially offset by reduced margins on protection business.

Net flows
UK long-term savings managed assets2 have increased to c.£95 billion (FY15: c.£88 billion) during the period. Within this, the UK Life Platform continues to grow with managed assets increasing 23% in the period to £10.3 billion (FY15: £8.4 billion) including net inflows of £1.9 billion.
For further details on UK Life net flows see note 7.iii.

2        Includes platform and pensions business and externally reinsured non-participating investment contracts.

6.ii - United Kingdom and Ireland general insurance & health

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group[1]	-	-	358
General insurance & health operating profit: IFRS basis[2]	231	239	430
Expenses
Operating expenses	372	364	697
Integration and restructuring costs	8	13	26
	380	377	723
Combined operating ratio[2,3]	95.4%	93.2%	95.0%
1    FY15 cash remittances include £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity.
2    FY15 excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
3    General insurance business only.

Cash
Dividends from the business are expected to be determined in Q4 2016 and paid in Q1 2017.

Operating profit: IFRS basis
UK and Ireland general insurance and health operating profit was £231 million (HY15: £239 million).
Within this, longer-term investment return (LTIR) reduced to £93 million (HY15: £121 million) of which £22 million is as a result of the lower intercompany loan balance (which is neutral at an overall Group level).
The UK general insurance underwriting result remained stable at £115 million (HY15: £115 million) despite the impact of the Flood Re levy and less favourable weather compared to the prior period. This was partly offset by more favourable prior year development and portfolio underwriting actions combined with expense savings. The personal lines underwriting result increased to £76 million (HY15: £43 million), largely due to favourable prior year development compared to strengthening in HY15, partly offset by the Flood Re levy and less favourable weather experience. The underwriting result in commercial lines decreased to £39 million (HY15: £72 million), mostly reflecting broadly neutral prior year development compared to releases in HY15, partly offset by underwriting actions and expense savings. UKGI net written premiums (NWP) increased 8% year on year to £2,001 million (HY15: £1,851 million), primarily driven by strong growth in personal specialty lines driven by new partnership agreement with Homeserve. In
Ireland, general insurance and health operating profit increased to £25 million (HY15: £18 million), mainly driven by an improved general insurance underwriting result of £12 million (HY15: £6 million). This reflects benefits from strong volume growth in both personal and commercial lines and higher reserve releases.
In UK health, operating profit increased to £7 million (HY15: £(2) million loss) mainly due to the non-recurrence of reserve strengthening which adversely impacted the prior period and the benefit of pricing actions.

Expenses
UK general insurance operating expenses were £321 million (HY15: £318 million) reflecting the impact from the Flood Re levy of £23 million, partly offset by continued focus on cost control. In Ireland, operating expenses increased to £51 million (HY15: £46 million), up 4% on a constant currency basis, as a result of continued investment to grow the business.
UK and Ireland's integration and restructuring costs were £8 million (HY15: £13 million).

Combined operating ratio2,3

	Claims ratio			Commission and expense ratio			Combined operating ratio
United Kingdom & Ireland	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
Personal	60.2	65.7	65.8	36.6	30.0	28.8	96.8	95.7	94.6
Commercial	61.2	57.1	63.6	32.3	32.4	32.1	93.5	89.5	95.7
Total	60.6	62.2	64.9	34.8	31.0	30.1	95.4	93.2	95.0
2    FY15 excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
3    General insurance business only.

The UK & Ireland general insurance combined operating ratio (COR) was 95.4% (HY15: 93.2%), mainly due to a higher commission and expense ratio, partly offset by a lower claims ratio.
UKGI COR has worsened to 95.9% (HY15: 93.2%), driven by the impact of the Flood Re levy and a higher commission ratio mainly due to new deal commission strain on the new partnership agreement with Homeserve, which will mitigate as premiums earn through, partly offset by more favourable prior year development.
Ireland COR was 90.0% (HY15: 93.5%) mainly benefitting from higher reserve releases.

6.iii - Europe1
	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group	169	186	431
Operating profit: IFRS basis
Life	395	372	766
General insurance & health	35	59	114
	430	431	880
Expenses
Operating expenses	318	267	526
Integration and restructuring costs	5	10	22
	323	277	548
Value of new business	229	192	400
Combined operating ratio[2]	96.7%	94.3%	95.4%
1    Our European business includes life and general insurance business written in France, Poland and Italy, life business in Spain and Turkey and health business in France.
2    General insurance business only.

There has been a strengthening of the euro and the Polish zloty by 6% and 1% respectively (average rate) over the period which has had an impact across all metrics except COR.

Cash
Cash remitted to Group during the period was £169 million (HY15: £186 million), with remittances received from Poland3, Spain and Turkey. Poland's dividend increased to £136 million (HY15: £81 million) as a result of a legal entity restructuring deferring the timing of remittance for part of the HY15 Polish dividend until 2016. We currently expect to receive cash remittances from France in the second half of the year.

Life operating profit: IFRS basis
Life operating profit was £395 million (HY15: £372 million) and remained broadly stable on a constant currency basis.
Italy's operating profit increased to £74 million (HY15: £65 million), up 9%4, mostly due to improved margins on with-profits products. In France, operating profit was 9% higher at £212 million (HY15: £195 million), up 2%4, mainly from continued portfolio growth in protection and with-profits products, partly offset by lower unit-linked asset management charges impacted by adverse market movements during the period and higher operating expenses. Operating profit in Poland3 reduced to £60 million (HY15: £63 million), down 7%4, largely due to the impact of a new regulatory asset levy effective from 1 February 2016. In Spain, operating profit increased to £47 million (HY15: £43 million) up 2%4, mainly due to improved margins on protection business. Operating profit in Turkey decreased to £2 million (HY15: £6 million).

General insurance & health operating profit: IFRS basis
Operating profits decreased to £35 million (HY15: £59 million), mainly driven by France. In France, operating profit was £16 million (HY15: £38 million), with the reduction largely due to adverse weather experience. Operating profits in Italy remained broadly stable at £16 million (HY15: £16 million). Poland3 decreased to £3 million (HY15: £5 million) mainly due to higher large losses on commercial lines.

Expenses
Operating expenses were £318 million (HY15: £267 million), up 12%4. In France, expenses increased due to investment to grow the business. In Poland3, expenses increased due to the impact of the asset levy and additional expenses as a result of the acquisition of Expander in July 2015. Italy's expenses increased due to investment to support its business growth. Integration and restructuring costs were £5 million (HY15: £10 million).

Value of new business (MCEV basis)
Europe's value of new business (VNB) was £229 million (HY15: £192 million), an increase of 14% on a constant currency basis, mainly as a result of a strong performance in Italy. VNB in Italy was up by 71%4 mainly driven by higher volumes and margins on with-profits products, together with an improved business mix on protection business. In
Poland3, VNB decreased by 11%4 mainly due to the impact of the asset levy together with lower unit-linked volumes, partly offset by higher sales on protection business. VNB in France remained broadly stable4 as higher protection and with-profits sales were offset by lower unit-linked volumes, as a result of lower demand for equity-linked products in the market. In Spain, VNB increased by 22%4 mainly driven by an improved business mix within the protection business. Turkey's VNB remained broadly stable at £12 million as lower pension volumes were offset by improved margins.

3    Poland includes Lithuania.
4    On a constant currency basis.

6.iii - Europe continued
Combined operating ratio1

	Claims ratio			Commission and expense ratio			Combined operating ratio
Europe	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
France	70.9	69.2	67.8	26.6	25.2	27.9	97.5	94.4	95.7
Poland	60.4	55.9	54.4	36.6	38.8	40.3	97.0	94.7	94.7
Italy	64.0	64.8	64.1	30.8	29.3	30.2	94.8	94.1	94.3
Total	68.5	67.4	66.2	28.2	26.9	29.2	96.7	94.3	95.4
1    General insurance business only.

Combined operating ratio has deteriorated to 96.7% (HY15: 94.3%), reflecting the general insurance business performance as described in operating profit above.
Net written premiums (NWP) for the general insurance and health business increased to £912 million (HY15: £802 million), an increase of 7% on a constant currency basis, reflecting growth across the majority of lines in France and Italy and mainly in motor and commercial property lines in Poland.

6.iv - Canada

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group	4	2	6
General Insurance operating profit: IFRS basis	88	131	214
Expenses
Operating expenses	167	158	298
Integration and restructuring costs	3	2	7
	170	160	305
Combined operating ratio	95.8%	91.9%	93.8%
Cash
Cash paid to the Group during the period was £4 million (HY15: £2 million), with the remaining cash remittance expected to be paid in the second half of the year.

Operating profit: IFRS basis
General insurance operating profit was £88 million (HY15: £131 million), mainly due to the forest fires experienced in Alberta Canada in May 2016 contributing to a £27 million adverse impact on net claims incurred (compared with the benign weather conditions experienced in the prior period) and less favourable prior year development. These adverse factors were partially offset by improvements in claims frequency but overall resulted in a lower underwriting result of £42 million (HY15: £82 million).
Longer-term investment return reduced 8% to £47 million (HY15: £51 million), down 6% on a constant currency basis as a result of lower reinvestment rates.

Expenses
Operating expenses increased to £167 million (HY15: £158 million) mainly driven by the continuing volume growth with net written premiums 5% higher on a constant currency basis. Integration and restructuring costs were broadly stable at £3 million (HY15: £2 million) which represent costs associated with the acquisition of the RBC General
Insurance Company.

Combined operating ratio

	Claims ratio			Commission and expense ratio			Combined operating ratio
Canada	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
Personal	68.3	65.2	66.8	28.7	28.4	27.8	97.0	93.6	94.6
Commercial	58.1	53.4	57.1	35.9	35.8	35.4	94.0	89.2	92.5
Total	64.6	60.9	63.3	31.2	31.0	30.5	95.8	91.9	93.8
Combined operating ratio was 95.8% (HY15: 91.9%), driven by a higher claims ratio mainly due to the forest fires in Alberta and less favourable prior year development, partly offset by lower claims frequency. The commission and expense ratio was broadly in line with the prior period.
Net written premiums were £1,049 million (HY15: £1,013 million), up 5% on a constant currency basis. The growth predominantly reflects rate increases on personal property and across commercial lines.

6.v - Asia

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group	-	-	21
Operating profit: IFRS basis
Life	118	79	244
General insurance & health	(6)	(4)	(6)
	112	75	238
Expenses
Operating expenses	88	65	141
Integration and restructuring costs	8	-	7
	96	65	148
Value of new business	61	76	151
Combined operating ratio[1]	110.7%	110.9%	101.6%
1    General insurance business only.

Cash
No dividends were received during the period (HY15: nil).

Operating profit: IFRS basis
Overall operating profit from life and general insurance and health business was £112 million (HY15: £75 million). Life operating profits increased to £118 million (HY15: £79 million) mainly as a result of 6 months contribution to operating profit from Friends Provident International ("FPI") compared to 3 months in the prior period partly offset by the discontinuation of the Group's Bancassurance distribution agreement with DBS Bank Ltd. Life operating profits net of amortisation of acquired value of in-force business were £47 million (HY15: £32 million).
The General and health insurance business reported a £(6) million loss (HY15: £(4) million loss), largely driven by Singapore Health as a result of unfavourable claims experience.

Expenses
Overall operating expenses were £88 million (HY15: £65 million) reflecting the additional 3 months of operating expenses for FPI and investment to support business growth across Asia.

Value of new business (MCEV basis)
Value of new business (VNB) declined to £61 million (HY15: £76 million), down 23% on a constant currency basis, primarily reflecting a £10 million decrease in Singapore. This decline in VNB was mainly as a result of the discontinuation of the Group's bancassurance distribution agreement with DBS Bank Ltd, partly offset by higher sales in protection through the independent financial advisors network. VNB in China remained broadly stable at £22 million (HY15: £23 million).

Combined Operating Ratio
Combined operating ratio for the general insurance business remained broadly stable at 110.7% (HY15: 110.9%).
Net written premiums for the general insurance and health business increased to £69 million (HY15: £61 million), up 9% on a constant currency basis, with strong sales in group and retail health schemes in Singapore.

6.vi - Fund Management

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Cash remitted to Group[1]	2	20	24
Fund management operating profit: IFRS basis
Aviva Investors	49	32	105
Asia	-	1	1
	49	33	106
Aviva Investors: Operating profit: IFRS basis
Fund management	49	32	105
Other operations	20	-	-
	69	32	105
Expenses[1]
Operating expenses	192	169	345
Integration and restructuring costs	10	2	11
	202	171	356
Value of new business[1]	13	6	16
1    Only includes Aviva Investors.

Cash
Further cash remittances are currently expected from Aviva Investors in the second half of the year.

Operating profit: IFRS basis
Fund management operating profit generated by Aviva Investors increased to £49 million (HY15: £32 million), an increase of £17 million compared with the prior period. This is mainly due to higher management fees arising primarily from the growth of the Aviva Investors Multi-Strategy (AIMS) funds and the addition of Friends Life assets transferred to Aviva Investors, partly offset by higher operating expenses.
Other operations comprises £20 million operating profit relating to insurance recoveries. Of this, £16 million is due from the Group's internal reinsurer which therefore has a neutral effect on overall Group operating profit.

Expenses
Operating expenses in Aviva Investors were £192 million (HY15: £169 million), reflecting investment to support the growth and further development of the business. Integration and restructuring costs were £10 million (HY15: £2 million) largely relating to the Friends Life integration.

Value of New Business (MCEV Basis)
Value of new business in Aviva Investors increased to £13 million (HY15: £6 million) driven by higher sales in the AIMS fund range.

Net flows and funds under management - Aviva Investors1

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2016	246,174	43,736	289,910
Gross Sales	20,531	4,037	24,568
Gross claims/redemptions	(19,429)	(3,393)	(22,822)
Market movements and other[2]	17,233	8,215	25,448
Acquisitions	1,500	-	1,500
Funds under management at 30 June 2016	266,009	52,595	318,604
1    Funds under management represents all assets actively managed or administered by Aviva Investors. These comprise Aviva (internal) assets which are included within the Group's statement of financial position and those belonging to external clients outside the Aviva Group which are therefore not included in the Group's statement of financial position. These funds under management exclude those funds that are managed by third parties.
2    Within the market movements and other number is a £4.1 billion reclassification from internal funds under management to external funds under management. In addition there are £0.4 billion of external liquidity outflows.

Aviva Investors funds under management increased by £28.7 billion to £318.6 billion (FY15: £289.9 billion) during the first half of the year with net fund inflows of £1.7 billion and the transition of an additional £1.5 billion of Friends Life assets to Aviva Investors. The remaining increase of £25.4 billion comprised favourable foreign exchange rate movements of £15.3 billion and positive market movements, primarily on fixed income assets.
As at 30 June 2016, £6.2 billion (FY15: £3.0 billion) funds under management were invested within our flagship AIMS fund range.

7.i - Life business profit drivers
Life business operating profit before shareholder tax increased by 20% to £1,226 million (HY15: £1,021 million), up 18% on a constant currency basis, mainly due to the benefit of an additional 3 months contribution to operating profit from Friends Life compared to the prior period.
Overall, total income increased by 21% to £2,114 million (HY15: £1,745 million) and total expenses increased by 21% to £1,059 million (HY15: £874 million). This increase in net income of £184 million and a higher benefit from DAC and other items give a total increase in life operating profit of £205 million for the half year.

	United Kingdom & Ireland					Europe			Asia			Total
	6 months 2016 £m	6 months 2015 £m	Restated[1] Full Year 2015 £m	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m	6 months 2016 £m	6 months 2015 £m	Restated[1] Full Year 2015 £m
New business income[2]	316	251	708	130	102	228	74	73	152	520	426	1,088
Underwriting margin[3]	158	103	279	115	109	208	37	35	82	310	247	569
Investment return[4]	677	547	1,208	545	494	989	62	31	90	1,284	1,072	2,287
Total Income	1,151	901	2,195	790	705	1,425	173	139	324	2,114	1,745	3,944
Acquisition expenses[5]	(210)	(188)	(405)	(144)	(116)	(243)	(68)	(63)	(127)	(422)	(367)	(775)
Administration expenses[6]	(332)	(253)	(584)	(258)	(226)	(434)	(47)	(28)	(73)	(637)	(507)	(1,091)
Total Expenses	(542)	(441)	(989)	(402)	(342)	(677)	(115)	(91)	(200)	(1,059)	(874)	(1,866)
DAC and other	102	109	249	7	9	18	60	31	120	169	149	387
	711	569	1,455	395	372	766	118	79	244	1,224	1,020	2,465
Other business[7]										2	1	(23)
Total										1,226	1,021	2,442
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31
      December 2015 of £38 million. See note B2 for further details.
2    Represents the income earned on new business written during the period reflecting premiums less initial reserves.
3    Underwriting margin represents the release of reserves held to cover claims, surrenders and expenses less the cost of actual claims and surrenders in the period.
4    Represents the expected income on existing business (other than the underwriting margin). Life investment return comprises unit-linked margin, shareholders' return on participating business, spread margin and the expected return on shareholder assets.
5    Initial expenses and commission incurred in writing new business less deferred costs.
6    Expenses and renewal commissions incurred in managing existing business.
7    Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance.

Income: New business income and underwriting margin

	United Kingdom & Ireland			Europe		Asia		Total
	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	6 months 2015 £m
New business income (£m)	316	251	130	102	74	73	520	426
APE (£m)[1]	1,194	894	617	498	120	192	1,931	1,584
As margin on APE (%)	26%	28%	21%	20%	62%	38%	27%	27%
Underwriting margin (£m)	158	103	115	109	37	35	310	247
Analysed by:
Expenses	31	27	28	25	23	19	82	71
Mortality and longevity	135	76	82	73	12	13	229	162
Persistency	(8)	-	5	11	2	3	(1)	14
1    Used as a measure of life sales. It is calculated as the sum of new regular premiums plus 10% of new single premiums written in the period. APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(a) New business income
New business income increased to £520 million (HY15: £426 million), mainly driven by the additional quarter of Friends Life, Italy and UK Life.
The net contribution from new business is the new business income less associated acquisition expenses (see (g) below). This increased to a profit of £98 million (HY15: profit of £59 million).
In the UK & Ireland, net contribution from new business increased to £106 million (HY15: £63 million) mainly driven by Friends UK being part of the Group for an additional quarter in 2016, improved asset mix in individual annuities and improved individual protection performance, partly offset by a fall in bulk purchase annuity volumes.
In Europe, net contribution remained stable at a loss of £14 million (HY15: loss of £14 million) with a change in business mix towards higher margin products in Italy, offset by reduced contributions from France and Turkey mainly due to higher acquisition expenses. Volumes based on APE increased by 18% in constant currency, reflecting higher with-profit sales volumes in Italy and France, partly offset by lower sales volumes in Turkey and Spain. New business margin on APE remained broadly stable in Europe at 21% (HY15: 20%).
In Asia, net contribution decreased to a profit of £6 million (HY15: profit of £10 million) mainly as a result of the discontinuation of the bancassurance distribution agreement with DBS Bank Ltd, change in product mix and higher acquisition expenses.

(b) Underwriting margin
The underwriting margin increased to £310 million (HY15: £247 million). In the UK & Ireland, underwriting margin increased to £158 million (HY15: £103 million) mainly driven by Friends UK being part of the Group for an additional quarter in 2016 and improved mortality margins. In Europe, underwriting margin increased to £115 million (HY15:
£109 million) driven by favourable foreign currency movements (1% increase in constant currency).
In Asia, underwriting margin increased 4% in constant currency to £37 million (HY15: £35 million) mainly due to favourable expense margins on protection business in Singapore and non-participating annuities in China.

7.i - Life business profit drivers continued
Income: Investment return

	United Kingdom & Ireland			Europe		Asia		Total
	6 months 2016 £m	Restated[1] 6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	Restated[1] 6 months 2015 £m
Unit-linked margin[2] (£m)	429	353	236	225	52	26	717	604
As Annual management charge on average reserves (bps)	80	90	146	144	127	108	97	105
Average reserves (£bn)	107.2	78.7	32.4	31.2	8.2	4.8	147.8	114.7
Participating business[3] (£m)	79	58	258	222	(5)	(7)	332	273
As bonus on average reserves (bps)	30	26	83	79	n/a	n/a	57	53
Average reserves (£bn)	51.9	44.9	62.2	56.1	3.3	2.5	117.4	103.5
Spread margin[4] (£m)	135	105	3	4	8	6	146	115
As spread margin on average reserves (bps)	44	41	19	25	145	133	44	41
Average reserves (£bn)	61.4	51.6	3.2	3.2	1.1	0.9	65.7	55.7
Expected return on shareholder assets[5] (£m)	34	31	48	43	7	6	89	80
Total (£m)	677	547	545	494	62	31	1,284	1,072
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31
      December 2015 of £38 million. See note B2 for further details.
2    Unit-linked margin represents the annual management charges on unit-linked business based on expected investment return.
3    The shareholders' share of the return on with-profit and other participating business.
4    Spread margin represents the return made on annuity and other non-linked business, based on the expected investment return less amounts credited to policyholders.
5    The expected investment return based on opening economic assumptions applied to expected surplus assets over the reporting period that are not backing policyholder liabilities.
6    An average of the insurance or investment contract liabilities over the reporting period, including managed pension business which is not consolidated within the statement of financial position.

(c) Unit-linked margin
The unit-linked average reserves have increased to £148 billion (HY15: £115 billion), with the movement largely driven by higher weighted average Group reserves reflecting that the Group acquired the Friends Life business on 10 April 2015. The unit-linked margin increased to £717 million (HY15: £604 million) mainly driven by an additional quarter of margins in Friends Life businesses and improvements in Italy, partly offset by lower margins in France and Spain. The margin as a proportion of average unit-linked reserves decreased to 97 bps (HY15: 105 bps).
The unit-linked margin in UK & Ireland has increased mainly due to the benefit of an additional 3 months contribution from Friends UK, however this has been partly offset by the expected run-off in the higher margin back book and lower margins on group pensions. Unit-linked margin in Europe remained broadly stable on a constant currency basis, with a change of business mix to higher margin products in Italy offset by reduced unit-linked margin in France and Spain. The increase in unit-linked margin in Asia is mainly due to the additional quarter from FPI.

(d) Participating business
The participating average reserves have increased to £117 billion (HY15: £104 billion), largely driven by the higher weighted average reserves as a result of the Friends Life acquisition. Income from participating business increased to £332 million (HY15: £273 million). In the UK & Ireland, the income has increased due to the additional quarter from Friends UK. In Europe, income has increased to £258 million (HY15: £222 million) reflecting favourable foreign currency movements of £14 million. The majority of participating business income is earned in France, where there is a fixed management charge of around 50bps on AFER business, which is the largest single component of this business.

(e) Spread margin
The average reserves have increased to £66 billion (HY15: £56 billion), largely driven by the higher weighted average reserves as a result of the Friends Life acquisition. Spread business income, which mainly relates to UK in-force immediate annuity and equity release business, improved to £146 million (HY15: £115 million). This includes the effect of c.£30 million relating to a refinement to reflect a lower expected cost of credit defaults in operating profit. The spread margin increased to 44 bps (HY15: 41 bps), on average reserves of £66 billion (HY15: £56 billion). In Europe, spread income remained broadly stable at £3 million. In Asia, spread business income increased to £8 million
(HY15: £6 million) driven by higher investment margins in both Singapore and China.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds, increased to £89 million (HY15: £80 million). The increase in income is mainly driven by the benefits of a larger asset base in France, partly offset by lower investment yields in Italy.

7.i - Life business profit drivers continued
Expenses

	United Kingdom & Ireland			Europe		Asia		Total
	6 months 2016 £m	Restated[1] 6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	6 months 2015 £m	6 months 2016 £m	Restated[1] 6 months 2015 £m
Acquisition expenses (£m)	(210)	(188)	(144)	(116)	(68)	(63)	(422)	(367)
APE (£m)[2]	1,194	894	617	498	120	192	1,931	1,584
As acquisition expense ratio on APE (%)	18%	21%	23%	23%	57%	33%	22%	23%
Administration expenses (£m)	(332)	(253)	(258)	(226)	(47)	(28)	(637)	(507)
As existing business expense ratio on average reserves (bps)	30	29	53	50	75	68	39	37
Average reserves (£bn)	220.5	175.2	97.8	90.5	12.6	8.2	330.9	273.9
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31
      December 2015 of £38 million. See note B2 for further details.
2    APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(g) Acquisition expenses
Acquisition expenses increased to £422 million (HY15: £367 million) primarily reflecting an additional quarter of Friends Life expenses, partly offset by integration synergies. Europe acquisition expenses have increased due to unfavourable exchange rate movements of £6 million, and increased expenses in Italy and France as a result of higher volumes.
The increase in Asia is due to a change of business mix in Singapore and China towards non-participating products. The overall group-wide ratio of acquisition expenses to APE improved to 22% (HY15: 23%).

(h) Administration expenses
Administration expenses increased to £637 million (HY15: £507 million). The expense ratio was 39 bps (HY15: 37 bps) on average reserves of £331 billion (HY15: £274 billion). The increase in UK & Ireland is driven by the additional quarter of Friends UK expenses, partly offset by integration synergies. Administration expenses in Europe have increased to £258 million (HY15: £226 million), with adverse exchange rate movements of £12 million, a new regulatory asset levy in Poland effective from 1 February 2016 and higher renewal-related expenses in France. On a constant currency basis, Asia administration expenses increased primarily due to the additional quarter of FPI costs.
The overall increase in life business acquisition and administration expenses was £185 million, with an additional quarter of Friends Life expenses, adverse foreign exchange rate movements, increasing expenses as the French and Italian businesses grow and a change of business mix in Singapore towards more non-participating business.

(i) DAC and other
DAC and other items amounted to an overall positive contribution of £169 million (HY15: £149 million), which was mainly driven by Asia reflecting an additional quarter of FPI.

7.ii - General insurance and health

6 months 2016	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other[1] £m	Total £m
General insurance
Gross written premiums	1,225	921	2,146	185	2,331	692	399	1,091	786	6	4,214
Net written premiums	1,188	813	2,001	179	2,180	680	369	1,049	757	5	3,991
Net earned premiums	1,121	763	1,884	159	2,043	655	365	1,020	658	6	3,727
Net claims incurred	(666)	(473)	(1,139)	(99)	(1,238)	(447)	(212)	(659)	(451)	(19)	(2,367)
Of which claims handling costs			(68)	(5)	(73)			(41)	(22)	-	(136)
Written commission	(340)	(165)	(505)	(27)	(532)	(133)	(75)	(208)	(148)	-	(888)
Written expenses[2]	(106)	(98)	(204)	(23)	(227)	(62)	(57)	(119)	(65)	(3)	(414)
Movement in DAC and other	67	12	79	2	81	7	1	8	16	-	105
Underwriting result	76	39	115	12	127	20	22	42	10	(16)	163
Longer-term investment return[3]			85	8	93			47	28	1	169
Other[4]			(1)	-	(1)			(1)	-	-	(2)
Operating profit			199	20	219			88	38	(15)	330
Health insurance
Underwriting result					10			-	(3)	(5)	2
Longer-term investment return					2			-	-	-	2
Operating profit					12			-	(3)	(5)	4
Total operating profit					231			88	35	(20)	334
General insurance combined operating ratio
Claims ratio	59.4%	62.0%	60.5%	62.3%	60.6%	68.3%	58.1%	64.6%	68.5%		63.5%
Commission ratio	28.6%	20.3%	25.2%	15.0%	24.4%	19.6%	20.4%	19.8%	19.5%		22.3%
Expense ratio	9.0%	12.0%	10.2%	12.7%	10.4%	9.1%	15.5%	11.4%	8.7%		10.4%
Combined operating ratio[5]	97.0%	94.3%	95.9%	90.0%	95.4%	97.0%	94.0%	95.8%	96.7%		96.2%
Assets supporting general insurance and health business
Debt securities			3,474	413	3,887			3,500	2,168	202	9,757
Equity securities			8	-	8			201	16	-	225
Investment property			205	-	205			-	163	-	368
Cash and cash equivalents			811	71	882			462	236	43	1,623
Other[6]			1,535	102	1,637			166	235	2	2,040
Assets at 30 June 2016			6,033	586	6,619			4,329	2,818	247	14,013
Debt securities			3,993	470	4,463			2,999	1,937	209	9,608
Equity securities			8	-	8			188	21	-	217
Investment property			198	-	198			-	137	-	335
Cash and cash equivalents			639	79	718			107	118	26	969
Other[6]			2,559	104	2,663			135	209	1	3,008
Assets at 31 December 2015			7,397	653	8,050			3,429	2,422	236	14,137
Average assets			6,715	620	7,335			3,878	2,620	242	14,075
LTIR as % of average assets			2.5%	2.6%	2.6%			2.4%	2.1%	0.8%	2.4%
1    Asia & Other includes Aviva Re.
2    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3    The UK & Ireland LTIR includes £37 million (HY15: £59 million) relating to the internal loan. This is lower than 2015 primarily as a result of the reduction in the balance of this loan during 2016.
4    Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.
6    Includes loans and other financial investments.

7.ii - General insurance and health continued

6 months 2015	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other[1] £m	Total £m
General insurance
Gross written premiums	1,090	917	2,007	139	2,146	678	399	1,077	704	7	3,934
Net written premiums	1,047	804	1,851	134	1,985	657	356	1,013	674	6	3,678
Net earned premiums	1,067	741	1,808	128	1,936	642	372	1,014	591	7	3,548
Net claims incurred	(696)	(424)	(1,120)	(84)	(1,204)	(418)	(200)	(618)	(398)	(9)	(2,229)
Of which claims handling costs			(96)	(4)	(100)			(39)	(28)	-	(167)
Written commission	(245)	(165)	(410)	(18)	(428)	(128)	(72)	(200)	(134)	-	(762)
Written expenses[2]	(72)	(96)	(168)	(20)	(188)	(58)	(56)	(114)	(47)	(3)	(352)
Movement in DAC and other	(11)	16	5	-	5	4	(4)	-	13	-	18
Underwriting result	43	72	115	6	121	42	40	82	25	(5)	223
Longer-term investment return[3]			111	10	121			51	30	1	203
Other[4]			(3)	-	(3)			(2)	-	-	(5)
Operating profit			223	16	239			131	55	(4)	421
Health insurance
Underwriting result					(2)			-	4	(3)	(1)
Longer-term investment return					2			-	-	-	2
Operating profit					-			-	4	(3)	1
Total operating profit					239			131	59	(7)	422
General insurance combined operating ratio
Claims ratio	65.2%	57.2%	62.0%	65.5%	62.2%	65.2%	53.4%	60.9%	67.4%		62.8%
Commission ratio	23.3%	20.6%	22.1%	13.2%	21.5%	19.5%	20.2%	19.8%	19.9%		20.7%
Expense ratio	6.9%	12.1%	9.1%	14.8%	9.5%	8.9%	15.6%	11.2%	7.0%		9.6%
Combined operating ratio[5]	95.4%	89.9%	93.2%	93.5%	93.2%	93.6%	89.2%	91.9%	94.3%		93.1%
Assets supporting general insurance and health business
Debt securities			4,399	555	4,954			3,014	1,851	214	10,033
Equity securities			7	-	7			206	19	-	232
Investment property			138	2	140			-	116	-	256
Cash and cash equivalents			634	52	686			97	181	24	988
Other[6]			2,988	91	3,079			128	182	-	3,389
Assets at 30 June 2015			8,166	700	8,866			3,445	2,349	238	14,898
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other[6]			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Average assets			8,465	855	9,320			3,586	2,498	245	15,649
LTIR as % of average assets			2.6%	2.3%	2.6%			2.8%	2.4%	0.8%	2.6%
1    Asia & Other includes Aviva Re.
2    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3    The UK & Ireland LTIR includes £59 million (HY14: £83 million) relating to the internal loan. This is lower than 2014 primarily as a result of a reduction in the balance of this loan during 2014 and 2015.
4    Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.
6    Includes loans and other financial investments.

7.ii - General insurance and health continued

Full Year 2015	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other[2] £m	Total £m
General insurance
Gross written premiums	2,253	1,719	3,972	291	4,263	1,324	785	2,109	1,263	12	7,647
Net written premiums[1]	2,168	1,517	3,685	282	3,967	1,282	710	1,992	1,200	12	7,171
Net earned premiums[1]	2,160	1,493	3,653	262	3,915	1,258	719	1,977	1,171	16	7,079
Net claims incurred[1]	(1,413)	(950)	(2,363)	(177)	(2,540)	(840)	(411)	(1,251)	(775)	1	(4,565)
Of which claims handling costs			(170)	(7)	(177)			(74)	(45)	-	(296)
Written commission	(479)	(307)	(786)	(36)	(822)	(248)	(147)	(395)	(245)	-	(1,462)
Written expenses[3]	(153)	(182)	(335)	(39)	(374)	(108)	(105)	(213)	(105)	(7)	(699)
Movement in DAC and other	(18)	3	(15)	(1)	(16)	5	(3)	2	13	-	(1)
Underwriting result[1]	97	57	154	9	163	67	53	120	59	10	352
Longer-term investment return[4]			215	21	236			98	53	3	390
Other[5]			(1)	-	(1)			(4)	-	-	(5)
Operating profit[1]			368	30	398			214	112	13	737
Health insurance
Underwriting result					27			-	1	(6)	22
Longer-term investment return					5			-	1	-	6
Operating profit					32			-	2	(6)	28
Total operating profit[1]					430			214	114	7	765
General insurance combined operating ratio[1]
Claims ratio[1]	65.4%	63.6%	64.7%	67.9%	64.9%	66.8%	57.1%	63.3%	66.2%		64.5%
Commission ratio	22.1%	20.2%	21.3%	12.8%	20.7%	19.3%	20.7%	19.8%	20.4%		20.4%
Expense ratio	7.0%	12.0%	9.1%	13.9%	9.4%	8.5%	14.7%	10.7%	8.8%		9.7%
Combined operating ratio[6]	94.5%	95.8%	95.1%	94.6%	95.0%	94.6%	92.5%	93.8%	95.4%		94.6%
Assets supporting general insurance and health business
Debt securities			3,993	470	4,463			2,999	1,937	209	9,608
Equity securities			8	-	8			188	21	-	217
Investment property			198	-	198			-	137	-	335
Cash and cash equivalents			639	79	718			107	118	26	969
Other[7]			2,559	104	2,663			135	209	1	3,008
Assets at 31 December 2015			7,397	653	8,050			3,429	2,422	236	14,137
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other[7]			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Average assets			8,080	831	8,911			3,578	2,535	244	15,268
LTIR as % of average assets			2.7%	2.5%	2.7%			2.7%	2.1%	1.2%	2.6%
1    Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
2    Asia & Other includes Aviva Re.
3    Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
4    The UK & Ireland LTIR includes £115 million (FY14: £156 million) relating to the internal loan. This is lower than 2014 primarily as a result of a reduction in the balance of this loan during 2015.
5    Includes unwind of discount and pension scheme net finance costs.
6    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.
7    Includes loans and other financial investments.

7.iii - Fund flows
Net flows is one of the measures of growth used by management and is a component of the movement in Life and platform business managed assets (excluding UK with-profits) during the period. It is the difference between the inflows (being IFRS net written premiums plus deposits received under investment contracts) and outflows (being IFRS net paid claims plus redemptions and surrenders under investment contracts). It excludes market and other movements.

	Restated[1] Managed assets at 1 January 2016[4] £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows[2,3] £m	Market and other movements £m	Managed assets at 30 June 2016[4] £m
Life and platform business
UK - non-profit:
- platform	8,376	2,207	(287)	1,920	(35)	10,261
- pensions and other long term savings	79,261	3,509	(3,469)	40	4,996	84,297
- long term savings	87,637	5,716	(3,756)	1,960	4,961	94,558
- annuities and equity release	52,463	312	(1,373)	(1,061)	6,057	57,459
- other	25,801	422	(1,295)	(873)	743	25,671
Ireland	5,152	305	(300)	5	784	5,941
United Kingdom & Ireland (excluding UK with-profits)	171,053	6,755	(6,724)	31	12,545	183,629
Europe	94,632	5,311	(3,604)	1,707	11,679	108,018
Asia	11,484	1,062	(921)	141	834	12,459
Other	1,752	21	(93)	(72)	26	1,706
	278,921	13,149	(11,342)	1,807	25,084	305,812
UK - with-profits and other	62,067					63,430
Total life and platform business	340,988					369,242
1    Restated to include externally reinsured non-participating investment contracts.
2    Life business net flows in the table above are net of reinsurance.
3    For the period to 30 June 2016, net flows of £1.8 billion includes net flows of £0.7 billion that are included in the IFRS income statement within net written premiums and net paid claims.
4    Life and platform business managed assets at the balance sheet date includes financial investments, loans, investment property, externally reinsured non-participating investment contracts and cash and cash equivalents included on the IFRS statement of financial position,plus assets administered by the Group that are not included on the IFRS statement of financial position. At 30 June 2016, life and platform business managed assets of £369 billion (FY15: £341 billion1) includes £360 billion (FY15: £333 billion) that is on the IFRS statement of financial position.

United Kingdom & Ireland (excluding UK with-profits)
UK long term savings managed assets5 have increased to c.£95 billion (FY15: c.£88 billion) during the period. Within this, the UK Life Platform continues to grow, with managed assets increasing 23% in the period to £10.3 billion (FY15: £8.4 billion) including net inflows of £1.9 billion.
UK annuities and equity release and other non-profit outflows were £1,934 million driven by net outflows in annuities (including lower bulk purchase annuity volumes) and protection. Market and other movements include favourable market movements driven by a decrease in interest rates and growth in equities.

Europe
Net inflows were £1,707 million. This was mainly driven by increased with-profits sales in Italy and France. Market and other movements in Europe primarily reflect favourable foreign exchange movements mainly driven by the strengthening of the euro against sterling.

Asia and other
Net inflows in Asia were £141 million arising mainly in Singapore. Other business net outflows of £72 million primarily relate to Aviva Investors' Pooled Pensions business.

5    Includes platform and pensions business and externally reinsured non-participating investment contract

8.i - Summary of assets
The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market, credit and liquidity risk.
The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a consistent approach to asset allocation across the business units in line with Group risk appetite and shareholder objectives.
The asset allocation as at 30 June 2016 across the Group, split according to the type of liability the assets are covering, is shown in the table below. Further information on these assets is given in the Analysis of Assets section.

	Shareholder business assets			Participating fund assets
Carrying value in the statement of financial position	General Insurance & health & other[1] £m	Annuity and non-profit £m	Policyholder (unit linked assets) £m	UK style with profits £m	Continental European-style Participating funds £m	Total assets analysed £m	Less assets of operation classified as held for sale £m	Carrying value in the statement of financial position £m
Debt securities
Government bonds	6,314	14,649	11,956	19,815	29,326	82,060	(2,346)	79,714
Corporate bonds	4,429	23,720	11,294	16,777	29,675	85,895	(4,326)	81,569
Other	234	2,700	2,591	1,474	6,219	13,218	(703)	12,515
	10,977	41,069	25,841	38,066	65,220	181,173	(7,375)	173,798
Loans
Mortgage loans	-	18,074	-	258	1	18,333	-	18,333
Other loans	171	2,468	351	2,258	788	6,036	(64)	5,972
	171	20,542	351	2,516	789	24,369	(64)	24,305
Equity securities	238	235	46,755	13,038	3,606	63,872	(541)	63,331
Investment property	372	177	6,698	2,802	1,101	11,150	(44)	11,106
Other investments	865	3,148	42,677	4,515	2,925	54,130	(2,799)	51,331
Total as at 30 June 2016	12,623	65,171	122,322	60,937	73,641	334,694	(10,823)	323,871
Total as at 31 December 2015	11,550	58,586	117,941	57,508	62,366	307,951	-	307,951
1    Of the £12.6 billion of assets 12% relates to other shareholder business assets.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 82% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and foreign exchange (FX) risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, FX and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. As at 30 June 2016, unrealised losses and impairments on the bond portfolio of £41.1 billion amounted to £0.6 billion or 2% of the portfolio. The equivalent figure for 31 December 2015 was 5%. Unrealised gains on the portfolio were £6.9 billion as at 30 June 2016 or 17% of the portfolio. The equivalent unrealised gains figure for 31 December 2015 was 9%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.
£10.9 billion of shareholder loan assets are backing UK annuity liabilities and comprise of commercial mortgage loans (£6.3 billion), Healthcare, Infrastructure and PFI mortgage loans (£3.5 billion) and Primary Healthcare, Infrastructure and PFI other loans (£1.1 billion). The Group carries a valuation allowance within the liabilities against the risk of default of commercial mortgages, including Healthcare and PFI mortgages, of £0.6 billion which equates to 66bps at 30 June 2016 (FY15: 59bps).

8.i - Summary of assets continued

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with-profits (WP)
UK style with-profits funds hold relatively long-term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long-term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders. Certain of the guarantees are subject to annual discretion declared at the start of the year. Other guarantees are subject to revision downwards at contractual dates. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.

8.ii - Net asset value
At HY16, the IFRS net asset value per share was 412 pence (FY15 restated3: 390 pence). This movement was driven by operating profits, favourable foreign exchange movements and remeasurements of pension schemes, partly offset by the payment of the final 2015 dividend to shareholders, adverse economic variances and amortisation of acquired value of in-force business.
Total investment variances and economic assumption changes were £455 million adverse. This included £461 million adverse variances in the non-life business, reflecting unfavourable short-term fluctuations and adverse economic assumption changes. This was principally driven by foreign exchange losses in Group Centre holdings and the adverse impact of a decrease in the real interest rates used to discount reserves for periodic payment orders and latent claims.
In the life businesses, investment variances and economic assumption changes were £6 million positive (HY15: £75 million negative; FY15: £14 million positive). Positive variances in the UK reflecting lower interest rates were partially offset by a c.£250 million adverse impact reflecting the Group's revised expectation of future property prices and rental income in light of the UK referendum vote for the UK to leave the European Union. The positive variance in the UK has been offset by negative variances in Asia and France due to decreasing interest rates and equity underperformance.
The favourable movement on the Group's staff pension schemes of £607 million post tax is principally due to the main UK staff pension scheme. The surplus has increased over the period largely as a result of increased asset values, mainly driven by a reduction in interest rates in the UK. The favourable foreign exchange movement of £730 million is due to the weakening of sterling, particularly compared with the euro.

IFRS	30 June 2016 £m	pence per share[2]	Restated[3] 31 December 2015 £m	Restated[3] pence per share[2]
Equity attributable to shareholders of Aviva plc at 1 January[1]	15,802	390p	10,038	340p
Operating profit	1,325	32p	2,688	67p
Investment return variances and economic assumption changes on life and non-life business	(455)	(11)p	(170)	(4)p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	(18)	-	2	-
Goodwill impairment and amortisation of intangibles	(92)	(2)p	(177)	(4)p
Amortisation and impairment of acquired value of in-force business	(318)	(8)p	(498)	(12)p
Integration and restructuring costs	(105)	(3)p	(379)	(9)p
Other[4]	-	-	(53)	(1)p
Tax on operating profit and on other activities	(136)	(3)p	(316)	(8)p
Non-controlling interests	(71)	(2)p	(161)	(4)p
Profit after tax attributable to shareholders of Aviva plc	130	3p	936	25p
AFS securities (fair value) & other reserve movements	21	-	10	-
Ordinary dividends	(570)	(14)p	(635)	(16)p
Direct capital instrument and tier 1 notes interest and preference share dividend	(30)	(1)p	(74)	(2)p
Foreign exchange rate movements	730	18p	(325)	(8)p
Remeasurements of pension schemes	607	15p	(142)	(4)p
Friends Life acquisition[5]	-	-	5,975	55p
Other net equity movements	23	1p	19	-
Equity attributable to shareholders of Aviva plc at 30 June/31 December[1]	16,713	412p	15,802	390p
1    Excluding preference shares of £200 million (FY15: £200 million).
2    Number of shares as at 30 June 2016: 4,058 million (31 December 2015: 4,048 million).
3    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31December 2015 of £38 million. See note B2 for further details.
4    Comprises the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva insurance Limited (AIL).
5    Includes the dilution effect on IFRS NAV per share of the increase in number of shares arising as a result of the acquisition of Friends Life.

8.iii - Return on equity1
The return on equity calculation is based on operating return after tax attributable to ordinary shareholders on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity.
         During HY16, return on equity has decreased to 11.0% (FY15: 14.1% restated2), primarily driven by the higher weighted average shareholders' equity reflecting the Group's acquisition of the Friends Life business on 10 April 2015.

	6 months 2016%	Restated[2] Full Year 2015%
United Kingdom & Ireland Life	9.9%	14.4%
United Kingdom & Ireland General Insurance and Health[3,4]	12.4%	10.2%
Europe	11.9%	12.7%
Canada[4]	12.3%	16.2%
Asia	14.3%	22.0%
Fund management	18.8%	30.1%
Corporate and Other Business[3]	n/a	n/a
Return on total capital employed	8.8%	10.8%
Subordinated debt	4.4%	4.4%
Senior debt	-	3.5%
Return on total equity	10.7%	13.4%
Less: Non-controlling interest	11.1%	12.2%
Direct capital instrument and tier 1 notes	5.6%	6.6%
Preference capital	9.0%	8.5%
Return on equity shareholders' funds	11.0%	14.1%
1    Please refer to note C1 for further analysis of return on equity.
2    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31December 2015 of £38 million. See note B2 for further details.
3    Return on equity for United Kingdom and Ireland general insurance and health excludes c.£0.9 billion of goodwill which does not support the general insurance and health business for capital purposes and is included in 'Corporate and Other Business'. Comparatives have been restated accordingly and there is no impact on Group return on equity as a result of this restatement.
4    FY15 comparatives have been restated for the impact of an internal loan between Canada and United Kingdom general insurance. There is no impact on Group return on equity as a result of this restatement.

8.iv - Solvency II
The estimated coverage ratio on a Solvency II basis is 174% at 30 June 2016. Solvency II, the new prudential regulatory framework, came into force on 1 January 2016 with the new regime introducing a consistent solvency framework for insurers across Europe.

Summary of Solvency II position

	30 June 2016 £bn	31 December 2015 £bn
Own Funds[1]	22.4	21.8
Solvency Capital Requirement before diversification[1]	(17.8)	(16.3)
Diversification benefit	4.9	4.2
Diversified Solvency Capital Requirement[1]	(12.9)	(12.1)
Estimated Solvency II Surplus at 30 June/31 December[2]	9.5	9.7
Cover Ratio[1]	174%	180%
1    The estimated Solvency II ratio represents the shareholder view. This excludes the contribution to Group Solvency Capital Requirement (SCR) and Group Own Funds of fully ring fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on Solvency II surplus.
2    The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.

Movement in Group Solvency II Surplus

Total £bn
Group Solvency II Surplus at 1 January 2016	9.7
Operating Capital Generation	1.2
Non-operating Capital Generation	(1.2)
9.7
Dividends	(0.6)
Foreign exchange variances	0.4
Hybrid debt issuance[1]	0.3
Acquired/divested business[1]	(0.3)
Estimated Solvency II Surplus at 30 June 2016[1]	9.5
1    The estimated Solvency II position includes the estimated impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.

The estimated Solvency II surplus at 30 June 2016 is £9.5 billion, with a cover ratio of 174%. This is a reduction of £0.2 billion compared to the 31 December 2015 surplus. Solvency II operating capital generation was £1.2 billion during HY16, incorporating £1.5 billion from our operating business units, net of £0.3 billion of debt and corporate centre costs. The beneficial impacts of operating capital generation and foreign exchange variances have been more than offset by the payment of the final 2015 dividend and adverse non-operating capital generation, driven by adverse market movements, notably falls in interest rates over the first half of 2016. The non-operating capital generation includes the beneficial impact arising from the recalculation of Solvency II transitional relief as permitted by the PRA in response to such reductions in interest rates.
The RBC General Insurance business was acquired on 1 July 2016. The table above allows for the impact of the RBC acquisition as a pro forma effect. The estimated Solvency II cover ratio at 30 June 2016 prior to the RBC acquisition was 176%.

Summary of analysis of diversified Solvency Capital Requirement

	30 June 2016 £bn	31 December 2015 £bn
Credit risk[1]	2.8	2.5
Equity risk[2]	1.2	1.1
Interest rate risk[3]	0.9	0.7
Other market risk[4]	1.2	1.3
Life insurance risk[5]	3.7	3.4
General insurance risk[6]	0.9	0.8
Operational risk	1.1	1.1
Other risk[7]	1.1	1.2
Total	12.9	12.1
1    Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults.
2    Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.
3    Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.
4    Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.
5    Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6    Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7    Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

The most significant changes in the analysis of diversified Solvency Capital Requirement have primarily arisen from the large reduction in interest rates during the first half of 2016, which has led to increases in credit risk and longevity risk within the Group's annuity portfolios.

8.iv - Solvency II continued
Sensitivity analysis of Solvency II surplus
The following table shows the sensitivity of the Group's Solvency II surplus to:

Economic assumptions:
●25 basis point increase and decrease and 100 basis point increase in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
●50 basis point increase and decrease and 100 basis point increase in credit spreads for corporate bonds with credit rating A at 10 year duration, with the other ratings and durations stressed by the same proportion relative to the stressed capital requirement;
●10% increase and decrease and 25% decrease in market values of equity assets.

Non-Economic assumptions:
●10% increase in maintenance expenses and investment expenses (a 10% sensitivity on a base expense assumption of £10 p.a. would represent an expense assumption of £11 p.a.);
●10% increase in lapse rates (a 10% sensitivity on a base assumption of 5% p.a. would represent a lapse rate of 5.5% p.a.);
●5% increase in both mortality and morbidity rates for life assurance;
●5% decrease in mortality rates for annuity business;
●5% increase in gross loss ratios for general insurance and health business.

All other assumptions remain unchanged for each sensitivity, except where these are directly affected by the revised economic conditions or where a management action that is allowed for in the Solvency Capital Requirement calculation is applicable for that sensitivity. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns.
Transitional relief on technical provisions is assumed to be recalculated in all sensitivities where its impact would be material.
The table below shows the absolute change in cover ratio under each sensitivity, e.g. a 1% positive impact would result in a cover ratio of 175%.

Sensitivities		Impact on cover ratio %
Changes in Economic assumptions	25bps increase in interest rate	1%
	100bps increase in interest rate	7%
	25bps decrease in interest rate	(3%)
	50bps increase in corporate bond spread[1]	0%
	100bps increase in corporate bond spread	(1%)
	50bps decrease in corporate bond spread	(1%)
	10% increase in market value of equity	(1%)
	10% decrease in market value of equity	(1%)
	25% decrease in market value of equity	(1%)
Changes in Non-Economic assumptions	10% increase in maintenance and investment expenses	(7%)
	10% increase in lapse rates	(3%)
	5% increase in mortality/morbidity rates - Life assurance	(2%)
	5% decrease in mortality rates - annuity business	(8%)
	5% increase in gross loss ratios	(2%)
1    A 50bps increase in corporate bond spread results in a proportionate decrease in Group Own Funds and Group SCR with no overall impact on the rounded Group cover ratio.

Limitations of sensitivity analysis
The table above demonstrates the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analysis does not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the Solvency II position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
Other limitations in the above sensitivity analysis include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

8.iv - Solvency II continued
Reconciliation of IFRS total equity to Solvency II Own Funds
The reconciliation from total Group equity on an IFRS basis to Solvency II Own Funds is presented below. The valuation differences reflect moving from IFRS valuations to a Solvency II regulatory basis. The Solvency II Own Funds represents a shareholder view, excluding the impact of ring-fenced with-profits funds, and staff pension schemes in surplus.

	30 June 2016 £bn	Restated[1] Full Year 2015 £bn
Total Group equity on an IFRS basis	19.3	18.3
Elimination of goodwill and other intangible assets[2]	(9.9)	(9.9)
Liability valuation differences (net of transitional deductions)	21.4	20.4
Inclusion of risk margin (net of transitional deductions)	(4.9)	(4.0)
Net deferred tax[3]	(1.4)	(1.3)
Revaluation of subordinated liabilities	(1.1)	(0.7)
Solvency II Net Assets (gross of non-controlling interests)	23.4	22.8
Difference between Solvency II Net Assets and Own Funds[4]	(1.0)	(1.0)
Solvency II Own Funds[5]	22.4	21.8
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further etails.
2    Includes £1.9 billion (FY15: £1.9 billion) of goodwill and £8.0 billion (FY15: £8.0 billion) of other intangible assets comprising acquired value of in-force business of £4.0 billion (FY15: £4.4 billion), deferred acquisition costs (net of deferred income) of £2.6 billion (FY15: £2.3 billion) and other intangibles of £1.4 billion (FY15: £1.3 billion).
3    Net deferred tax includes the tax effect of all other reconciling items in the table above which are shown gross of tax.
4    Regulatory adjustments to bridge from Solvency II Net Assets to Own Funds include recognition of subordinated debt capital and non-controlling interests.
5    The estimated Solvency II position represents the shareholder view. It excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds £2.7 billion (FY15: £2.7 billion) and staff pension schemes in surplus £0.9 billion (FY15: £0.7 billion) - these exclusions have no impact on Solvency II surplus. The estimated Solvency II position includes the impact of acquiring the RBC General Insurance business (£(0.3) billion) on a pro-forma basis. The acquisition completed on 1st July 2016, and was funded by an issue of £0.3 billion of subordinated debt in May 2016.

Financial supplement

In this section	Page
A Income & expenses	30
B IFRS financial statements and notes	35
C Capital & liquidity	83
D Analysis of assets	87
E VNB & Sales analysis	103

Income & expenses
Reconciliation of Group operating profit to profit after tax - IFRS basis	30
A1 Other operations	31
A2 Corporate centre	31
A3 Group debt costs and other interest	31
A4 Life business: Investment return variances and economic assumption changes	32
A5 Non-life business: Short-term fluctuation in return on investments	33
A6 General insurance and health business: economic assumption changes	33
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	34
A8 Amortisation and impairment of acquired value of in-force business	34
A9 Profit/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	34
A10 Other	34

Reconciliation of Group operating profit to profit after tax - IFRS basis
For the six month period ended 30 June 2016

	6 months 2016 £m	6 months 2015 £m	Restated[1] Full Year 2015 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	711	569	1,455
Europe	395	372	766
Asia	118	79	244
Other	2	1	(23)
Total life business	1,226	1,021	2,442
General insurance and health
United Kingdom & Ireland	231	239	430
Europe	35	59	114
Canada	88	131	214
Asia	(6)	(4)	(6)
Other	(14)	(3)	13
Total general insurance and health	334	422	765
Fund management
Aviva Investors	49	32	105
Asia	-	1	1
Total fund management	49	33	106
Other
Other operations (note A1)	(49)	(57)	(84)
Market operating profit	1,560	1,419	3,229
Corporate centre (note A2)	(80)	(79)	(180)
Group debt costs and other interest (note A3)	(155)	(170)	(361)
Operating profit before tax attributable to shareholders' profits	1,325	1,170	2,688
Integration and restructuring costs	(105)	(172)	(379)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,220	998	2,309
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note A4)	6	(75)	14
Short-term fluctuation in return on investments backing non-long-term business (note A5)	(338)	166	(84)
Economic assumption changes on general insurance and health business (note A6)	(123)	(54)	(100)
Impairment of goodwill, joint ventures and associates and other amounts expensed (note A7)	-	(22)	(22)
Amortisation and impairment of intangibles	(92)	(61)	(155)
Amortisation and impairment of acquired value of in-force business (note A8)	(318)	(162)	(498)
(Loss)/profit on the disposal and re-measurement of subsidiaries, joint ventures and associates (note A9)	(18)	-	2
Other (note A10)	-	-	(53)
Non-operating items before tax	(883)	(208)	(896)
Profit before tax attributable to shareholders' profits	337	790	1,413
Tax on operating profit	(323)	(304)	(603)
Tax on other activities	187	59	287
	(136)	(245)	(316)
Profit for the period	201	545	1,097
1    Following a correction to accounting and modelling for annual management charge rebates in UK Life, prior year comparatives have been restated. This has led to an increase in operating profit and profit before tax of £23 million for full year 2015 and an increase in opening retained earnings for 2015 of £20 million with an increase in equity at 31 December 2015 of £38 million. See note B2 for further details.

Other Group Operating Profit Items
A1 - Other operations

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
United Kingdom & Ireland Life	(14)	(6)	(29)
United Kingdom & Ireland General Insurance	2	-	5
Europe	(10)	(12)	(22)
Asia	(14)	(9)	(16)
Other Group operations[1]	(13)	(30)	(22)
Total	(49)	(57)	(84)
1    Other Group operations include Group and head office costs.

Other operations relate to non insurance activities and primarily include costs associated with our Group and regional head offices, pension scheme expenses, as well as non insurance income.
Total costs in relation to non insurance activities were £49 million (HY15: £57 million). Within this, costs in the United Kingdom increased following continued investment into the platform business.
'Other Group operations' includes income of £20 million relating to insurance recoveries. Of this, £16 million is due from the Group's internal reinsurer which therefore has a neutral effect on overall Group operating profit.

A2 - Corporate centre

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Project spend	(12)	(2)	(6)
Central spend and share award costs	(68)	(77)	(174)
Total	(80)	(79)	(180)
A3 - Group debt costs and other interest

	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
External debt
Subordinated debt	(184)	(153)	(335)
Other	-	(10)	(15)
Total external debt	(184)	(163)	(350)
Internal lending arrangements	(15)	(53)	(92)
Extinguishment of debt	-	-	(13)
Net finance income on main UK pension scheme	44	46	94
Total	(155)	(170)	(361)

Non-operating profit items
A4 - Life Business: Investment variances and economic assumption changes

(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movements and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Investment variances and economic assumptions	6	(75)	14

Investment variances and economic assumption changes were £6 million positive (HY15: £75 million negative; FY15: £14 million positive). Positive variances in the UK reflecting lower interest rates were partially offset by an adverse impact of c.£250 million, reflecting the Group's revised expectation of future property prices and rental income in light of the UK referendum vote for the UK to leave the European Union. The positive variance in the UK has been broadly offset by negative variances in Asia and France due to decreasing interest rates and equity underperformance.
The investment variances at HY15 were £75 million negative. The adverse variance was driven by increased risk-free rates in the UK, in addition to the cost of de-risking activities used to manage the UK's economic capital position. This was partly offset by positive equity market movements in Asia in the first half of 2015.
In 2015, positive investment variances of £14 million were driven by France and Asia, partially offset by a negative variance in Italy. The positive variance in France reflected realised bond gains and equity outperformance, while the positive variance in Asia was driven by increased interest rates in Singapore, which reduced liabilities by more than asset values. The negative variance in Italy was driven by widening credit spreads. The investment variance was largely neutral in the UK, reflecting the positive variance from a reduction in equity release asset default provisions following favourable property market performance, offset by the negative impact of widening credit spreads.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions at the start of the period between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities			Properties
	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
United Kingdom	5.5%	5.4%	5.4%	4.0%	3.9%	3.9%
Eurozone	4.5%	4.3%	4.3%	3.0%	2.8%	2.8%
The expected return on equities and properties has been calculated by reference to the 10 year mid-price swap rate for an AA-rated bank in the relevant currency plus a risk premium. The use of risk premium reflects management's long-term expectations of asset return in excess of the swap yield from investing in different assets classes. The asset risk premiums are set out in the table below:

All territories	6 months 2016%	6 months 2015%	Full Year 2015%
Equity risk premium	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%
The 10 year mid-price swap rates are set out in the table below:

Territories	Full Year 2015[1] %	Full Year 2014[2] %
United Kingdom	2.0%	1.9%
Eurozone	1.0%	0.8%
1    Used to derive the expected return on equities and properties in 2016.
2    Used to derive the expected return on equities and properties in 2015.

For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risk; this includes an adjustment for credit risk on all Eurozone sovereign debt. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health	6 months 2016 £m	6 months 2015 £m	Full Year 2015 £m
Analysis of investment income:
- Net investment income	209	141	240
- Foreign exchange gains/losses and other charges	(15)	(31)	(10)
	194	110	230
Analysed between:
- Longer-term investment return, reported within operating profit	171	205	396
- Short-term fluctuations in investment return, reported outside operating profit	23	(95)	(166)
	194	110	230
Short-term fluctuations:
- General insurance and health	23	(95)	(166)
- Other operations[1]	(361)	261	82
Total short-term fluctuations	(338)	166	(84)
1    Represents short-term fluctuation on assets backing non-life business in Group centre investments, including the centre hedging programme.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the period. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
The impact of realised and unrealised gains and losses on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is included in short-term fluctuations on other operations.
The adverse short-term fluctuations during the first half of 2016 are mainly due to foreign exchange losses on Group centre holdings, including the centre hedging programme, and Group external borrowings partly offset by favourable fluctuations due to reduced interest rates in the UK.
Total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2016 £m	30 June 2015 £m	31 December 2015 £m
Debt securities	9,757	10,033	9,608
Equity securities	225	232	217
Properties	368	256	335
Cash and cash equivalents	1,623	988	969
Other[1]	2,040	3,389	3,008
Assets supporting general insurance and health business	14,013	14,898	14,137
Assets supporting other non-long term business[2]	513	816	538
Total assets supporting non-long term business	14,526	15,714	14,675
1    Includes the internal loan.
2    Represents assets backing non-life business in Group centre investments, including the centre hedging programme.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities			Longer-term rates of return on property
	6 months 2016%	6 months 2015%	Full Year 2015%	6 months 2016%	6 months 2015%	Full Year 2015%
United Kingdom	5.5%	5.4%	5.4%	4.0%	3.9%	3.9%
Eurozone	4.5%	4.3%	4.3%	3.0%	2.8%	2.8%
Canada	5.4%	5.8%	5.8%	3.9%	4.3%	4.3%
The longer-term rates of return on equities and properties have been calculated by reference to the 10 year mid-price swap rate for an AA-rated bank in the relevant currency plus a risk premium. The underlying reference rates and risk premiums are shown in note A4(c).

A6 - General insurance and health business: economic assumption changes
Economic assumption changes of £123 million adverse (HY15: £54 million adverse) mainly arise as a result of a decrease in the real interest rates used to discount claim reserves for periodic payment orders and latent claims. Market interest rates used to discount periodic payment orders and latent claims have reduced and the estimated future inflation rate used to value periodic payment orders has been increased to be consistent with market expectations. This has, in part, been offset by a change in estimate for the interest rate used to discount periodic payment orders to allow for the illiquid nature of these liabilities.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed
There was no impairment of goodwill, associates and joint ventures expensed in the period (HY15: £22 million charge).

A8 - Amortisation and impairment of acquired value of in-force business
Amortisation of acquired value of in-force business in the period is a charge of £318 million (HY15: £162 million charge). There were no impairments of acquired value of in-force business in the period (HY15: £nil).

A9 - Loss/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates
The loss on the disposal or remeasurement of subsidiaries, joint ventures and associates in the period is £18 million (HY15: £nil). This relates to remeasurement losses following the classification of small operations as held for sale. Further details are provided in note B4.

A10 - Other
Other items are those items that, in the directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There were no such items in the first half of 2016 (HY15: £nil).

End part 3 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary